CM

Rec'd 11/1/06

CM

06050460

SECUR[ITIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elite Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Bering Drive, Suite 105
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Gordon 713-977-5355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lopez, Blevins, Bork & Associates, LLP
(Name – *if individual, state last, first, middle name*)

2500 Wilcrest Drive, Suite 150 (Address) Houston (City) Texas (State) 77042 (Zip Code)

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Daniel L. Springer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elite Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH A. EHLERT
Notary Public, State of Texas
My Commission Expires
February 24, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELITE SECURITIES, INC.

Houston, Texas

FINANCIAL STATEMENTS

December 31, 2005

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Elite Securities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of Elite Securities, Inc. as of December 31, 2005, and the related statements of loss, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Securities, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lopez, Blevins, Bork & Associates, LLP
Houston, Texas

February 13, 2006

ELITE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash and Cash Equivalents	$	23,195
Accounts Receivable, net		19,082
Total Assets	$	42,277

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES

Liabilities	$	-

STOCKHOLDERS' EQUITY

Common Stock – par value $.01, 1,000,000 shares authorized, 1,000 issued and outstanding	10
Additional Paid-In Capital	15,990
Retained Earnings	26,277
Total Stockholders' Equity	42,277
Total Liabilities and Stockholders' Equity	$ 42,277

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF LOSS
For the Year Ended December 31, 2005

Commission income	$	40,258
Operating Expenses:		
Management fees		40,000
Fees and licenses		2,545
Other		2,851
Total expenses		45,396
Net operating loss		(5,138)
Other income:		
Interest income		92
Dividend income		8
Net loss	$	(5,038)

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2004	$ 10	$ 15,990	$ 31,315	$ 47,315
Net Loss	-	-	(5,038)	(5,038)
Balance - December 31, 2005	$ 10	$ 15,990	$ 26,277	$ 42,277

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2005

Subordinated borrowings at January 1, 2005	$ -
Increases:	
none	-
Decreases:	
none	-
Subordinated borrowings at December 31, 2005	$ -

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (5,038)
Adjustments to reconcile net loss to cash used by operating activities:	
Net change in:	
Accounts receivable	(19,082)
NET CASH USED IN OPERATING ACTIVITIES	(24,120)
NET CHANGE IN CASH	(24,120)
Cash, beginning of period	47,315
Cash, end of period	$ 23,195

See summary of accounting policies and notes to financial statements.

ELITE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Elite Securities, Inc. ("Company") was incorporated in the State of Texas effective August 28, 2001 and subsequently elected an S Corporation status for federal income tax purposes effective January 1, 2002. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, Texas, is a broker and dealer in variable annuities subject to regulation under the Securities Exchange Act of 1934, as well as the rules of the National Association of Securities Dealers, Inc. (NASD), of which the Company is a member. The Company's customers are obtained primarily through other third-party broker-dealers. The Company's primary source of revenue is from commissions paid directly by life insurance underwriters.

The Company markets variable annuities in accordance with the exemption under 15c3-3(k)(1).

Statement of Presentation

The unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Commission revenues are recorded by the Company on the transaction date reported by the underwriter through submitted commission statements.

Cash and cash equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Income taxes

Effective January 1, 2002, the Company elected S corporation status for federal income tax purposes. Under S Corporation regulations, net income or loss is reportable for tax purposes by shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2005, or in the procedures followed in making the periodic computation required. At December 31, 2005, the Company had net capital of $42,277 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2005. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE C – RELATED PARTY TRANSACTIONS

During 2005, the Company paid management and administrative fees of $40,000 to Elite Insurance Agency dba Elite Marketing Group (see Note E).

NOTE D – COMMITMENTS

The Company has entered into several selling arrangements with various life insurance companies whereby the insurer issues certain variable insurance policies. The Company has agreed to use its best efforts to solicit and sell the contracts.

NOTE E – ADMINISTRATIVE FEES

Under a services agreement dated July 22, 2002, Elite Insurance Agency provides the Company administrative support services, including payment and administration of employee's salaries and payment and administration of certain accounts payable. The agreement is for a term of one year and automatically renews on a year-to-year basis until terminated by either party with a thirty day written notice. The agreement does not enforce the fee payment if doing so would result in the Company's falling below net capital requirements.

SUPPLEMENTARY INFORMATION

ELITE SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

	2005
Net Capital	
Total Shareholders' Capital Qualified for Net Capital	$ 42,277
Total Capital and Allowable Subordinated Liabilities	42,277
Deductions And/Or Changes	0
Net Capital Before Haircuts on Securities Positions	42,277
Haircuts on Securities	0
Net Capital	$ 42,277
Aggregated Indebtedness	$ 0
Computation of Basic Net Capital Requirements	
Minimum Net Capital Required (6.7% of total aggregate indebtedness)	$ 0
Minimum Dollar Net Capital Required	5,000
Net Capital Required (greater of above)	$ 5,000
Excess Net Capital	$ 37,277
Ratio: Aggregate Indebtedness to Net Capital	0 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net Capital, as reported in Company's Part II (Unaudited) focus report	$ 23,195
Difference due to commission receivable	19,082
Net capital above	$ 42,277

SCHEDULE II

ELITE SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (K)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.